EXHIBIT 99.1

POET and Accelink Agree to Co-Develop Transceivers for 100/400G Markets

Low-cost Transceiver Products based on POET’s Optical Interposer Platform Target Datacom and Telecom Applications

SAN JOSE, Calif., March 05, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides and Photonic Integrated Circuits (PIC), today announced the Company has entered into a Memorandum of Understanding (MOU) for the co-development of products with Accelink Technologies Co., Ltd. (“Accelink”), a leading global supplier of optical components and subsystem products to the datacom, telecom and network access markets.  As “Preferred Co-Development Partners” the MOU outlines a path for mutual cooperation with the objective of developing, qualifying and selling a family of transceiver products based on POET’s low-cost, high-performance Optical Interposer Platform.

More specifically, the MOU is aimed at rapidly commercializing a series of advanced multichannel (100/400G) transmit and receive devices for the datacom markets and low-cost single channel (10/25G) products for telecom applications.  POET will be providing engineering samples of its optical engines to Accelink on a preferred basis for internal testing and initial qualification.

POET’s Chief Executive Officer, Dr. Suresh Venkatesan, commented, “As one of the largest suppliers of transceivers both in China and globally, Accelink is an ideal initial partner for POET to commercialize its optical interposer platform and to rapidly bring products to market.  We are thrilled to be engaged in this effort with a forward-looking partner with leading products and solutions in the highest growth segments of both datacom and telecom.  This is a watershed event for POET as we now have a clear path to commercialization of our Optical Interposer Platform technology with an industry leader.”

Dr. Ben Chen, Technical Director of the Datacom & Access Product Department at Accelink stated, “POET’s Optical Interposer platform is a step-change advancement compared to other approaches in gaining lower cost of integration and offering a superior method to scale-up to the higher data rates demanded by our customers.  We look forward to working with POET to develop and qualify this technology.  Upon successful qualification, we believe we will have an opportunity to gain rapid penetration into key customers and markets, based on both cost and performance advantages.”

Except for the Confidentiality and Intellectual Property provisions, the terms and conditions outlined in the MOU are non-binding, and either party maintains the right to discontinue its cooperative participation without notice.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products to military applications. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

About Accelink Technologies Co., Ltd.

Accelink Technologies Co., Ltd. is a leading manufacturer of optoelectronic devices in optical communications. Accelink was founded in 2001 from its predecessor, Solid-state Device Institute of China P&T Ministry, which was established in 1976. Accelink was listed on Shenzhen Stock Exchange in August 2009, making it the first Chinese optoelectronic device supplier to go public.  In December 2012, Accelink merged with Wuhan Telecommunications Devices Co., Ltd., and in 2013, Accelink acquired IPX in Denmark, thus entering the high-end passive chip market with core chip technology. In 2016, Accelink increased its investment in Dalian Canglong Optoelectronic Technologies and founded a joint venture "Armayi Technologies" with French capital. Data from 3rd parties including OVUM place the market share of Accelink in 2016 among the world’s top 5.  The company is committed to becoming a world-class optoelectronic supplier providing customers with products and services of higher values, creating a brighter future for the information society and leading the world into a future weaved by light and network.  More information may be obtained at www.accelink.com.

Shareholder Contact:

Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

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